# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Peabody Energy Corporation, CIK 0001064728
CUSIP: 704551100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 701 Market Street, St. Louis, Missouri (MO), 63101-1826
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001012975-25-000581
Filed by CIK 0000934639

## Reporting persons
- Maverick Capital, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 4,067,173; sole dispositive power 0; shared dispositive power 4,067,173; aggregate amount beneficially owned 4,067,173 (3.3% of the class)
- Maverick Capital Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 4,067,173; sole dispositive power 0; shared dispositive power 4,067,173; aggregate amount beneficially owned 4,067,173 (3.3% of the class)
- Lee S. Ainslie III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,067,173; sole dispositive power 0; shared dispositive power 4,067,173; aggregate amount beneficially owned 4,067,173 (3.3% of the class)

## Item 1. Issuer
Name of issuer: Peabody Energy Corporation
Address of issuer's principal executive offices: 701 Market Street, St. Louis, Missouri 63101-1826

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Peabody Energy Corporation (the "Issuer"):

Maverick Capital, Ltd. ("Maverick");
Maverick Capital Management, LLC ("Maverick Capital Management"); and
Lee S. Ainslie III ("Mr. Ainslie").

This Schedule 13G relates to Common Stock held for the accounts of Maverick's clients.
Address of principal business office or, if none, residence: The address of the principal business office of (i) Maverick and Maverick Capital Management is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 360 South Rosemary Ave., Suite 1440, West Palm Beach, Florida 33401.
Citizenship:
Maverick is a Texas limited partnership;
Maverick Capital Management is a Texas limited liability company; and
Mr. Ainslie is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership as of December 31, 2025 is incorporated by reference to items 5 - 9 and 11 of the cover pages of each of the Reporting Persons. The ownership percentages are based on 123,000,000 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2026.

Maverick is the investment advisor of (i) Maverick Fund USA, Ltd, a Texas limited partnership, which holds 812,531 shares of Common Stock, (ii) Maverick Fund II, Ltd., a Cayman exempt corporation, which holds 851,803 shares of Common Stock, (iii) Maverick Long Enhanced Fund, Ltd, a Cayman exempt corporation, which holds 914,272 shares of Common Stock, (iv) Maverick HP, L.P., a Delaware limited partnership, which holds 931,045 shares of Common Stock, (v) Maverick Long Fund, Ltd., a Cayman exempt corporation, which holds 350,066 shares of Common Stock, and (vi) certain separately managed accounts which collectively hold 207,456 shares of Common Stock.

Maverick is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the shares of Common Stock which are the subject of this filing through the investment discretion it exercises over its clients' accounts. Maverick Capital Management is the General Partner of Maverick. Mr. Ainslie is the manager of Maverick Capital Management and the Managing Partner of Maverick.
Percent of class: The information set forth in item 11 of the cover pages to the Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in item 5 of the cover pages to the Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in item 6 of the cover pages to the Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in item 7 of the cover pages to the Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in item 8 of the cover pages to the Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Maverick Capital, Ltd.: /s/ Trevor Wiessmann*, By: Maverick Capital Management, LLC, its General Partner By: Lee S. Ainslie III, Manager (02/13/2026)
- Maverick Capital Management, LLC: /s/ Trevor Wiessmann*, Lee S. Ainslie III, Manager (02/13/2026)
- Lee S. Ainslie III: /s/ Trevor Wiessmann*, Lee S. Ainslie III (02/13/2026)
Comment: *Under Power of Attorney, dated March 15, 2018